STELLAR BANCORP, INC.
January 17, 2025
VIA EDGAR
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549
Re: Stellar Bancorp, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2023
File No. 001-38280

Dear Mr. Makhdoom and Mr. Henderson:
This letter sets forth the response of Stellar Bancorp, Inc. (the “Company”), a Texas corporation, to the comment letter, dated December 19, 2024 (the “Comment Letter”), from the staff (the “Staff”) of the Division of Corporate Finance of the Securities and Exchange Commission (the “Commission”). As the Staff is aware, the Comment Letter was not received by the Company until January 15, 2025 as a result of an incorrect email address. For convenience of the Staff, the Company has restated in this letter the Comment set forth in the Comment Letter in italics.
Form 10-K for the Fiscal Year Ended December 31, 2023
Item 7. Management's Discussion and Analysis of Financial Condition and Results of
Operations, page 42
1.We note that commercial real estate loans (including multi-family residential) totaled $4.1 billion, or 51.3%, of the total loan portfolio at December 31, 2023. In addition, we note from your disclosure on page 9 of Exhibit 99.2 of your Third Quarter 2024 Earnings Presentation that your CRE portfolio is broadly diversified by property type including loans secured by retail, warehouse, convenience store, multifamily, etc. Please revise your disclosures, in future filings, to provide disaggregation and quantification of the composition of your CRE loan portfolio by property type and other characteristics (e.g., current weighted average and/or range of loan-to-value ratios, occupancy rates, etc.). For example, your disclosure should include details similar to those provided on slide 9 as well as other details relevant to the understanding of this significant portion of your loan portfolio.
The Company acknowledges the Staff’s comment. In its future filings with the Commission, the Company will provide further disclosure to disaggregate the composition of its commercial real estate loan portfolio. Disclosures will incorporate additional available information related to characteristics we believe are material to investor understanding of the components and risks inherent in our commercial real estate portfolio. These updates will begin with the Company’s Annual Report on Form 10-K for the fiscal year ending December 31, 2024.
Please contact me at (281) 517-6461 with any questions or comments regarding this correspondence.

Very truly yours,
STELLAR BANCORP, INC.

By: /s/ Paul Egge
Name: Paul Egge
Title: Chief Financial Officer